UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. ___)*

TRUBION PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

89778N 10 2

 (CUSIP Number)

December 31, 2006

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐    Rule 13d-1(b)

                ☐    Rule 13d-1(c)

                ☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89778N 10 2
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 596,962
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 596,962
9	Aggregate Amount Beneficially Owned by Each Reporting Person 596,962
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 3.4%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 89778N 10 2
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER HEALTHCARE III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 592,504
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 592,504
9	Aggregate Amount Beneficially Owned by Each Reporting Person 592,504
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 3.4%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 89778N 10 2
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER AFFILIATES III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 4,458
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,458
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,458
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Less than 1%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 89778N 10 2
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM IV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 1,640,978
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,640,978
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,640,978
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 9.4%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 89778N 10 2
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER HEALTHCARE IV, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 1,632,687
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,632,687
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,687
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 9.3%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 89778N 10 2
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER AFFILIATES IV, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 8,291
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,291
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,291
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Less than 1%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 89778N 10 2
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PATRICK HERON
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization United States
	5	Sole Voting Power
	6	Shared Voting Power 2,237,940
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,237,940
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,237,940[2]
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 12.8[1]
12	Type of Reporting Person (See Instructions) IN

Item  1

          (a)                 Name of Issuer:

                                TRUBION PHARMACEUTICALS, INC.

          (b)                 Address of Issuer’s Principal Executive Offices:

                                2401 14th Avenue, Suite 1050

                                Seattle, WA  98121

Item  2

          (a)                 Name of Person Filing:

                                FHM III, LLC, a Delaware limited liability company (“FHM III”), Frazier Healthcare III, LP, a Delaware limited partnership (“FH III”), Frazier Affiliates III, LP (“FA III”), a Delaware limited partnership, FHM IV, LP, a Delaware limited partnership (“FHM IV”), Frazier Healthcare IV, LP, a Delaware limited partnership (“FH IV”) and Frazier Affiliates IV, LP, a Delaware limited partnership (“FA IV”).  FHM III is the general partner of both FH III and FA III.  FHM IV is the general partner of FH IV and FA IV.  Patrick Heron, a member of the board of directors of the Issuer, (“PH”) holds the title of General Partner at Frazier Healthcare Ventures, which is affiliated with the entity FHM III, which serves as general partner of FH III and FA III, and FHM IV, which serves as general partner of FH IV and FA IV.

          (b)                 Address of Principal Business Office or, if none, Residence:

                                601 Union Street, Suite 3200, Seattle, WA  98101.

          (c)                 Citizenship:

                                Delaware.

          (d)                 Title of Class of Securities:

                                Common Stock, $0.001 par value per share.

          (e)                 CUSIP Number:

                                89778N 10 2

Item 3.  If this statement is filed pursuant to Rule 13d‑1(b), 13d‑2(b) or 13d‑2(c), check whether the person filing is a:

                Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

FHM III is the general partner of FH III and FA III.  As of December 31, 2006, FH III was the record owner of 592,504 shares of Common Stock and FA III was the record owner of 4,458 shares of Common Stock.  Both voting and dispositive power with respect to FH III and FA III are held by FHM III.

FHM IV is the general partner of both FH IV and FA IV.  As of December 31, 2006, FH IV was the record owner of 1,632,687 shares of Common Stock and FA IV was the record owner of 8,291 shares of Common Stock.  Both voting and dispositive power with respect to FH IV and FA IV are held by FHM IV.

PH holds the title of General Partner at Frazier Healthcare Ventures, which is affiliated with each of the other reporting entities (together, the “FH entities”).  PH may be deemed to be the beneficial owner of the securities held directly by the FH entities.  PH disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(b)   Percent of class:  The FH entities hold, in the aggregate, 12.8%

(c)     Number of shares as to which such person has:

FHM III

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      596,962

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               596,962

FH III

(i)                   Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      592,504

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               592,504

FA III

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      4,458

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               4,458

FHM IV

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      1,640,978

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               1,640,978

FH IV

(ii)                 Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      1,632,687

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               1,632,687

FA IV

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      8,291

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               8,291

PH

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      2,237,940

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               2,237,940

Item 5.  Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                Not applicable.  The reporting persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(1)(ii) (J)

Item 9.  Notice of Dissolution of Group.

                Not applicable.

Item 10.  Certification.

                Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated  February 14, 2007.                                                   FHM III, LLC

By:  /s/ Thomas S. Hodge

                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                    Frazier Healthcare III, LP

                                By: FHM III, LLC, its General Partner

By:  /s/ Thomas S. Hodge

                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                    Frazier Affiliates III, LP

                                                By: FHM III, LLC, its General Partner

By:  /s/ Thomas S. Hodge

                Thomas S. Hodge, Chief Operating Officer

Dated  February 13, 2007.                                                   FHM IV, LP

By:  FHM IV, LLC, its General Partner

By:  /s/ Thomas S. Hodge

                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                    Frazier Healthcare IV, LP

                                By: FHM IV, LP, its General Partner

                                By: FHM IV, LLC, its General Partner

By:  /s/ Thomas S. Hodge

                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                    Frazier Affiliates IV, LP

                                                By: FHM IV, LP, its General Partner

                                                                                                By: FHM IV, LLC, its General Partner

By:  /s/ Thomas S. Hodge

                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                                    /s/ Patrick Heron

                                                                                                                Patrick Heron

[1] Based on 17,525,698 shares of common stock outstanding as of November 17, 2006 according to the Issuer’s Form 10-Q for the period ended September 30, 2006.

[2] Does not include 12,500 options to purchase common stock of Issuer, none of which are exercisable within 60 days of December 31, 2006.